Mail Stop 3561

      	October 19, 2005


Via U.S. Mail

John A. Hupalo
The National Collegiate Funding LLC
800 Boylston Street, 34th Floor
Boston, MA  02199-8157

Re: 	The National Collegiate Funding LLC
	Registration Statement on Form S-3
	Filed September 19, 2005
	File No. 333-128413

Dear Mr. Hupalo:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our comments to either the supplement and/or base prospectus should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Also reflect these comments in any other prospectus supplement connected with this registration statement. Please confirm to us in your response that you will comply with this instruction.


2. We note that you indicate throughout the base prospectus that you will provide such things as interest rates on the notes, student loan programs, credit enhancement or other features that were not described as contemplated in the base prospectus in the related prospectus supplement. Please see our related comments on this point throughout the letter. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule
409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.
3. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance.
4. Please confirm that all finalized agreements will be filed at the time of takedown. Please refer to Item 1100(f).
5. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction
I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Registration Statement Cover Page
6. Please register the guaranties. Revise your fee table to list the guaranties.


Prospectus Supplement
General
7. Please add bracketed disclosure regarding when the interest rate may be auction-determined or advise.
8. Please add a separate section and provide the disclosure requested in Item 1117 of Regulation AB that would be material to investors here or in the base prospectus. If there are no current legal proceedings pending against any transaction party, please state.
9. Please add a separate section here or in the base prospectus and disclose the affiliations, certain relationships and related transactions of the transaction parties referred to in Item 1119 of
Regulation AB.

Cover Page
10. Please revise to identify the "sponsor" and the "issuing entity" here and on the cover page of the base prospectus. Refer to Item 1102(a) of Regulation AB.
11. Please revise the statement located in the highlighted box here to accurately reflect the language under Item 1102(d) of Regulation AB.
In this regard, please clarify that the securities represent the obligations of the issuing entity.
12. Please include disclosure regarding the distribution frequency and identify the first distribution date. Refer to Item 1102(g) of Regulation AB.

Summary of Terms, page S-1
General
13. Consider providing a diagram in the summary section to illustrate the relationships among the parties, the structure of the securities offered (including, for example, the flow of funds, or any subordinate features) and any other features in the transaction. Refer to Item
1103(a) of Regulation AB. Please identify the depositor, sponsor, servicer, administrator, trustees, guarantors, etc.
14. Where applicable, please revise to identify transaction parties consistent with the definitions in Item 1101 of Regulation AB.
For
instance, it appears to us that "sellers" should be identified as originators.


15. We note that you provide a chart on page S-77 illustrating the flow of funds if no subordinate note interest trigger is in effect.
If material, please consider providing a flow chart illustrating the flow of funds if a subordinate note interest trigger is in effect or advise.

Additional Trust Student Loans, page S-9
16. We note that you contemplate a prefunding account to purchase additional student loans. Please confirm that any prefunding period comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

Fees, S-11
17. Please revise to summarize the amount or formula for calculating the fee that the servicer(s) will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.
18. We note your disclosure at page S-68 that the issuer will pay the administrator the fees on certain intermittent distribution dates. Please provide an explanation of how the dates will be determined with accompanying disclosure. Refer to Item 1113(c) of Regulation AB.

The Sellers, page S-26
19. We note that the sellers will use the same or similar TERI underwriting criteria, however, please also confirm you will provide
Item 1110(b) information for originators that are expected to originate 20% or more of the pool assets. Consider adding bracketed disclosure.
20. We note your disclosure that student loans purchased by the trust with proceeds on deposit in the pre-funding account may be purchased from other sellers. Please advise us why you do not believe they would need to be named in the supplement and how you would plan to update your information to provide Item 1110 information regarding these additional originators.
21. Please revise your chart on page S-27 to name the appropriate transaction parties.


Servicers, page S-27
22. We note that the asset pool may be serviced by more than one servicer. Please confirm that you will provide disclosure pursuant to
Item 1108 for each unaffiliated servicer that services 10% or more of the pool assets and any other material servicer responsible for the duties listed in Item 1108(a)(2)(iv) of Regulation AB.

The Student Loan Guarantor, page S-29
23. Please refer to the first paragraph. Disclaimers of liability for material information are not appropriate. Please revise to delete the disclaimer here and any other similar ones in the prospectus.
24. We note that TERI will guarantee loans based on the events listed that begin on the bottom of page S-29. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the cutoff date. Refer to General Instruction
I.B.5.(a)(ii) of Form S-3.
25. We note that you will attach an Annex to the prospectus supplement to include the financial statements of TERI. Please confirm that the financial statements will meet the requirements set forth in Item 1114(b)(2)(ii). Furthermore, please confirm that you will file the appropriate consents as exhibits. Finally, please specifically incorporate any Annex into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Securities Previously Issued by Affiliates of the Sponsor, page S-
39
26. Please provide static pool information as required by Item
1105.

Characteristics of the Trust Student Loans, page S-39
27. We note the disclosure in the base prospectus that the depositor can be made to repurchase the receivables if the trust is materially and adversely affected by a breach of the representations or warranties. The pool may not contain a non-performing loan at the cut-off date; please tell us how you will ensure that it does not.
28. Please consider disclosing servicer distribution information for the pool, or advise why this information would not be material. Please refer to Item 1111(b)(6).


Distribution of the Trust Student Loans by Borrower State, page S-
49
29. Please advise if there is a percentage limit on "other."

TERI Guaranty Agreements, page S-62
30. We note your disclosure that the trust will repurchase
"rehabilitated student loans." Please explain to us how this meets feature meets the discreteness requirement for the assets. Refer to
Item 1101(c)(1) of Regulation AB.

Base Prospectus

The Notes, page 2
31. We note your disclosure that classes of notes may also have a "different interest rate specified in the related prospectus supplement." Please delete. Similarly delete this as it applies to the certificates and found on page 3.

Assets of the Trust, page 3
32. Refer to the fourth paragraph. Please delete the reference to "any other account." Please revise to describe all contemplated trust accounts in the base prospectus.
33. Refer to the sixth paragraph. Please delete "similar financial contracts."

Credit and Cash Flow or Other Enhancement, page 4
34. Refer to the last bullet point. Please remove here and on page 25 the phrase "other support, cash deposit, derivative or other arrangements described in the related prospectus supplement." If you are referring to other types of support, deposit or derivative arrangements that are not disclosed in the list, please revise to include them in the base prospectus. Please note that forms of credit enhancement must meet the definition of an asset-backed security.
35. Refer to the second to last bullet point. Please revise here and throughout to clarify that "swap agreements" will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section
III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-
8518;
34-50905) and Item 1115 of Regulation AB.


Formation of the Trusts, page 7
36. Please delete the last paragraph in this section. You should describe all contemplated entities in the base prospectus.

The Student Loan Programs, page 11
37. Please delete that the loan programs are "subject to change," and the last bullet point in this section.

Floating Rate Securities, page 22
38. Please delete the statement "or some other rate" at the end of the first paragraph. Disclose all of he different indices that you contemplate using for determining interest. Refer to Item 1113(a)(3)
of Regulation AB. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or currency swap. Refer to
Section III.A.2. of the Adopting Release for Regulation AB
(Release
Nos. 33-8518; 34-50905).

Credit and Cash Flow or other Enhancement or Derivative
Arrangements,
page 24
39. Please provide a general description of the types of credit enhancement listed in the bullet points on page 24. We note your disclosure on the reserve account on page 25.
40. Add bracketed language to the prospectus supplement to clarify that you will provide the financial information as outlined in Item
1114(b) if the aggregate significance percentage is 10% or more.
41. We note that you may enter into interest rate or currency swaps.
Provide for disclosure of the descriptive information required by Item
1115(a) of Regulation AB, including the significant percentage the interest rate represents. Likewise, provide the financial information as outlined in Item 1115(b) if the significant percentage is 10% or more. Provide the language in brackets in the prospectus supplement, if applicable.
42. We note you may use "interest rate protection agreements," "repurchase obligations," and "yield protection agreements." Please provide us with your legal analysis to explain how these agreements would meet the definition of asset-backed security.


Available Information, page 65
43. Please note that the SEC address is now 100 F Street, NE, Washington, D.C. 20549.
Reports to Security holders, page 65
44. We note that periodic reports will be delivered to the security holders and filed with the SEC. Please revise to provide the information required by Item 1118(a) and (b). Also, please confirm that you will comply with the reporting and attestation requirements of Items 1122 and 1123. Please confirm that your Item 1122 reports will use the minimum serving criteria in Item 1122(d). Please also note that compliance statements may be required from each servicer.
Please refer to Instruction to Item 1123.

Signatures
45. Please also provide signatures for the guarantor when you register the guaranties.


* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3210 with any other questions.

      	Regards,



      	Susan Block
      	Attorney-Advisor

cc:	Lauris G.L. Rall, Esq.
	Thacher Proffitt & Wood LLP
	Fax:  (212) 912-7751
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John A. Hupalo
The National Collegiate Funding LLC
October 19, 2005
Page 1